Exhibit A

From : Stelios

To : Nick Hartley, Chairman of the Board of Stelmar Shipping

16th October, 2004

Nick,

I have briefly reviewed the proxy materials published on the 15th of October 2004 on the stelmar website in connection with the proposed transaction with Fortress. As you know, on November 16 the Stelmar shareholders will decide by a majority vote if they want to accept the cash offer of $38.55 a share. I will reserve final judgment on how I intend to vote the Stelshi Holdings Ltd. shares until I have fully reviewed and analyzed these materials and until I have reviewed the share prices of other shipping stocks at the time. I am planning to attend the meeting in New York in person.

Whatever the outcome of the shareholder vote, however, I may still pursue a class action against the Stelmar Officers and Directors for the approximate $200 million in shareholder value lost, which, if upheld, will be divided among all shareholders who are members of the class. Please put all applicable insurers on notice for these claims.

The failure of the Stelmar directors to fulfil their fiduciary obligation when they decided on the 6th of June “not to enter into discussions with OMI regarding its proposal”, in my view, has had horrible consequences for the shareholders. The offer for 3.1 OMI shares for each Stelmar share would value Stelmar today at about $51 a share, or approximately 33% more than the Fortress cash offer, which has been favoured by the Officers and Directors in order to keep their jobs. I note that in the proxy statement, which contains some 100 pages, that disastrous decision is described in one sentence only on page 13, without any explanation or justification whatsoever as to the reasons the directors reached that decision. One can only assume it was in order for management to keep their jobs.

Management’s efforts to ignore these losses by stating that OMI would have under-performed in the sector had it acquired Stelmar are wrong. Even if one were to assume significant relative underperformance compared to the rest of sector, the value to shareholders of the OMI bid would be substantially greater than that which the Board of Directors has put on the table for consideration.

Additionally, other parties interested in the sector have offered more than that provided in the current transaction. In May 2004, OSG, negotiating with me without a signed confidentiality agreement, offered me 0.85 OSG shares for each of my Stelmar shares. OSG lost out in that unofficial tender to OMI. At today’s prices, the OSG offer amounts to about $47 per share or 21% more than the current offer favoured by the Board of Directors. This is one more fact that shows that the Officers and Directors’ preference for cash, as clearly articulated by the CFO during the Fortress conference call, has destroyed some $200 million in equity value. I note that on page 15 the section titled “reasons for the merger” does not mention the preference for cash that the CFO mentioned during the conference call. One can only assume that this preference was informally communicated to the bidders with the view to discourage offers in shares by other listed shipping companies.

Given these facts, the Board’s contention in the proxy statement that the auction process was full, fair and conducted in a way to maximize shareholder value is, in my view, highly suspect.

By separate letter, Stelshi Holdings Ltd. is making a demand for the list of shareholders in the event I decide to solicit a Proxy for consideration. As you are aware the securities laws of the United States and the Liberian Code require that you provide this information. Your cooperation is expected and appreciated.

When directors make the wrong decisions for reasons of self-interest, they have to be held accountable in a court of law. Here, the consequences of these breaches of fiduciary duty have been very costly.

Regards

/s/ Stelios
Stelios Haji-Ioannou
easy.com Chairman and founder of Stelmar Shipping